SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

ROCKY MOUNTAIN PLANTINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

774741 102

(CUSIP Number)

Jeffery L. Bateman

44140 CS 2710

Cyril, OK 73029

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

February 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box      ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774741 102

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Jeffery L. Bateman

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	5,000,000
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	5,000,000
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

5,000,000 shares of common stock, $.001 par value

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          .

(13)

Percent of Class Represented by Amount in Row (11):

11.79%

(14)

Type of Reporting Person (See Instructions):

IN

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

Rocky Mountain Plantings, Inc.

44140 CS 2710

Cyril, OK 73029

Item 2.  Identity and Background.

(a)

Name of person filing:

Jeffery L. Bateman

(b)

Residence or Business Address:

44140 CS 2710

Cyril, OK 73029

 (c)

Principal occupation:

Since 2007, Mr. Bateman has been employed by Insidesales.com, Inc., where he is responsible for accounting operations and in-house computing systems.

(d)

Criminal proceedings:

During the last five years, Jeffery L. Bateman has not been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, Jeffery L. Bateman has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

United States

Item 3.

Source and Amount of Funds or Other Consideration.

On May 4, 2010, the Company sold 5,000,000 shares of restricted common stock to Jeffery Bateman for cash in the amount of $5,000.

Item 4.

Purpose of the Transaction.

Jeffery L. Bateman does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

 Interests in Securities of the Issuer.

(a)	Jeffery L. Bateman owns 5,000,000 shares of the Issuer’s common stock which is 11.79% of the total issued and outstanding common stock of the Issuer.

(b)	Jeffery L. Bateman has sole voting and dispositive powers with respect to all shares of the Issuer’s common stock held in his own name.

(c)	N/A

(d)	N/A

(e)	N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	/s/ Jeffery L. Bateman
Jeffery L. Bateman

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